Filed by Tile Shop Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JWC Acquisition Corp.
Commission File No.: 000-54202

THE TILE SHOP ANNOUNCES THE APPOINTMENT OF CHIEF FINANCIAL OFFICER

-  Company Appoints Timothy C. Clayton As Chief Financial Officer -

Minneapolis, MN - July 30, 2012 – The Tile Shop, LLC (The Tile Shop), a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories, today announced the appointment of Mr. Timothy Clayton to the position of Chief Financial Officer of Tile Shop Holdings, Inc., The Tile Shop’s parent company upon the closing of the business combination between The Tile Shop and JWC Acquisition Corp. (OTC BB: JWCA) (the Business Combination). This appointment will be effective upon the closing of the Business Combination, which is expected to occur on or about August 16, 2012. Mr. Clayton has over 30 years of significant financial and business experience as a Chief Financial Officer and former auditor for many publically traded companies. Much of Mr. Clayton’s experience has been with high growth companies. His focus has been on supporting rapidly growing companies in the areas of financial reporting, capital markets, strategic planning and investor relations.

Mr. Clayton began his career at Price Waterhouse where he worked for 21 years, serving the last 9 years as a partner in the audit and business advisory practice. In 1997, Mr. Clayton left Price Waterhouse to co-found and serve as the chief financial officer of Building One Services Corporation, an acquisition oriented company that grew into a $1.8 Billion publicly-traded national provider of facilities services. Following the successful sale of Building One, Mr. Clayton formed Emerging Capital, LLC, where he worked with numerous public and private companies in the areas of financial reporting, strategic planning, capital formation, mergers and acquisitions and corporate governance. Recently, Mr. Clayton has served as CFO for Sajan, Inc. a rapidly growing, publicly-traded, language translation services company. Previously, Mr. Clayton served as the chief financial officer of ADESA, Inc., a $1.0 billion publicly-traded automotive services company.

Bob Rucker, Chief Executive Officer and Founder of The Tile Shop, stated, “We are extremely pleased to have Tim join The Tile Shop. We believe his background and solid financial experience will strengthen the Company’s finance group and add significantly to our capabilities. This addition marks an important step to support the evolution of The Tile Shop into a public company. With Tim’s deep public company, capital markets and strategic planning experience, he will further supplement our team as we pursue attractive growth opportunities in both existing and new markets and as we work to increase our cash flow and earnings.”

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About The Tile Shop

The Tile Shop is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop offers a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. The Tile Shop operates 61 stores in 20 states, with an average size of 23,000 square feet. The Tile Shop also sells its products on its website, www.tileshop.com.

Contacts:

Investor: Brad Cohen: 763-852-2988 investorrelations@tileshop.com

Media: Brian Ruby: 203-682-8268 bruby@icrinc.com

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